Exhibit (a)(vi)

September 27, 2016

Dear Stockholder:

ZAIS Financial Corp., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company, “we,” or “us”), invites our stockholders to tender up to 4,185,497 shares of our common stock, par value $0.0001 per share (the “Shares”), for purchase by us at a price of $15.37 per Share (the “Purchase Price”), net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the enclosed offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute, the “Offer”). If the total amount of Shares is purchased, the aggregate amount of consideration paid to stockholders will be approximately $64.3 million.

All Shares purchased under the Offer will be purchased at the same Purchase Price. Stockholders may tender all or only a portion of their Shares. However, because of the proration provisions described in the Offer to Purchase, all Shares tendered at the Purchase Price may not be purchased if more than 4,185,497 Shares are tendered. We will not accept Shares subject to conditional tenders, such as acceptance of all or none of the Shares tendered by any tendering stockholder. Fractional Shares will not be purchased in the Offer.

The Offer will expire at 12:00 Midnight, Eastern Time, at the end of October 25, 2016, unless the Offer is extended or withdrawn (the “Expiration Date”).

Prior to tendering Shares, we recommend that you contact your financial advisor. If your Shares are held in “street” name, you must contact your broker, dealer, commercial bank, trust company or other nominee to tender your Shares. You will need to work with your broker and your financial advisor to determine the best way to tender your Shares, if you desire to do so.

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or other nominee, you should contact them if you desire to tender your Shares and request that they tender your Shares for you. If a custodian or other nominee holds your Shares, it may have an earlier deadline for accepting the Offer. We urge you to contact the custodian or other nominee that holds your Shares to find out its deadline.

The other terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

Our Board of Directors has approved the Offer. However, none of the Company, any member of our Board of Directors, our advisor, ZAIS REIT Management, LLC (the “Advisor”), Broadridge Corporate Issuer Solutions, Inc., in its capacity as the paying agent (the “Paying Agent”), the depositary (the “Depositary”) and the information agent for the Offer (the “Information Agent”), or their respective affiliates, makes any recommendation to you as to whether you should tender or refrain from tendering your Shares. None of the company, any member of our Board of Directors, the Advisor, the Paying Agent, the Information Agent, the Depositary or their respective affiliates has authorized any person to make any recommendation with respect to the Offer. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should consult your own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the offer.

If you have any questions regarding the Offer or need assistance in tendering your Shares, you can contact Broadridge Corporate Issuer Solutions, Inc., the Information Agent, at (866) 321-8022 (toll-free). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or other Offer documents may also be directed to the Information Agent.

Sincerely,

Michael Szymanski

Chief Executive Officer, President and Director